Exhibit 4.2

Description of Securities

As of January 1, 2020, US Alliance Corporation (“USAC” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”): Common Stock, par value $0.10 per share (the “Common Stock”). The Company is also authorized to issues 20,000,000 shares of preferred stock, par value $5.00 per share (“Preferred Stock”). As of January 1, 2020, no shares of Preferred Stock are issued or outstanding, and no class of Preferred Stock is registered under Section 12 of the Act.

The Company is authorized to issue 9,000,000 shares of Common Stock. Holders of Common Stock are entitled, subject to the prior right of any preferred stock outstanding (none at this time), to such dividends as the Board of Directors, in its discretion, may declare out of legally available funds. In the event of liquidation, holders of Common Stock are entitled, subject to the prior rights of holders of any preferred stock then outstanding and any creditors, to participate pro rata in all assets, if any, of USAC remaining after the payment of liabilities. Holders are entitled to one vote for each share of Common Stock held by them, and may not vote cumulatively in the election of directors. Holders of the Common Stock do not have preemptive rights.